July 8, 2005

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Quebecor Media inc.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 333-13792

Dear Mr. Spirgel,

You will find attached, our responses to the comments included in your letter dated June 7, 2005 regarding the Form 20-F filed by Quebecor Media Inc. (“the Company”) on March 31, 2005.

At your request, in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filing or in response to the staff's comment on the Company's filing.

If you have any further comments or would like to discuss any of the responses, please contact us at your convenience.

Sincerely yours,

/s/ Jacques Mallette

Jacques Mallette

Executive Vice President and Chief Financial Officer

cc:	Mr. Denis Sabourin – Quebecor Media inc.
Mrs Nathalie Bernier – KPMG

Quebecor Média inc.

612, rue Saint-Jacques, Montréal (Québec) H3C 4M8 Tél. : (514) 380-1999 / Sans frais : 1-866-380-1999 / www.quebecor.com

Quebecor Media inc.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 333-13792
Responses to comments

Selected Financial Data, page 1

Comment 1:

Present your ratio of earnings to fixed charges under Item 503(d) of Regulation S-K

Answer:

We will present our ratio of earnings to fixed charges under Item 3, Selected Data Information, on our next Form 20-F.

Comment 2:

See “Operating income” on this page and “Operating income before undernoted items” on your consolidated statements of income on page F-1. Please confirm that the use of the line item, “Operating income before undernoted items,” are either required or expressly permitted by the standard-setter that establishes Canadian GAAP. If not, delete this line item on page F-1. Also expand the disclosure on page 3 for this non-GAAP measure to comply with comment #3 below. Similarly revise throughout your filing where reference is made to this line item on a consolidated basis. Note that you should only provide a discussion of this measure on a segment basis since it is your segment measure of profit or loss. See the final rule on conditions for use of Non-GAAP financial measures which is available on our website at: http://www.sec.gov/rules/final/33-8176.htm.

Answer:

The use of “Operating income before undernoted items” is not prohibited under Section 1520, Income Statement, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, which is the primary source of Canadian generally accepted accounting principles. Section 1520 of the Handbook lists information that should be presented (and such information can also be presented by way of a note) and information that is desirable. The section does not prohibit the presentation of a subtotal in the consolidated statement of income nor does it define “Operating income.” In future, this subtotal in the consolidated statements of earnings will be renamed “Income before undernoted items” to avoid any confusion with our non-GAAP measure entitled “Operating income,” as used and defined in our Annual Report.

As per your request we will expand our disclosure on page 3 and throughout our filling to comply with comment 3 below.

We believe that operating income as used and defined in our Annual Report is a meaningful measure of performance on a consolidated basis as well as on a segmented basis.

•

Our parent company, Quebecor Inc., considers the media segment as a whole in order to assess the performance of its investment in Quebecor Media Inc. The overall value and growth of Quebecor Media depend on its ability to invest in media and communications businesses that are complementary and that fit into the Company’s convergence strategy. Consolidated operating income is used in the Company’s reporting to assess the success of the Company’s convergence strategy, which relies on, among other things, cross-sales between the different segments.

•

On a consolidated basis, operating income as defined by the Company is commonly used by the investment community to analyze and compare a company’s performance on a year-over-year basis as well as in comparisons with other companies operating in the same industry.

Free Cash Flow from Operations, pages 73 and 75

Comment 3:

Expand your discussion of free cash flow from operations, a non-GAAP measure, to disclose the following:

•	the manner in which you use it to conduct or evaluate your business;
•	the economic substance behind your decision to use it;
•	the material limitations associated with the use of it as compared to the use of the most directly comparable GAAP measure, cash flow from operating activities; and
•	the manner in which you compensate for these limitations when using it.
•	more details of the line item “net change in non-cash balances related to operations” and why it is appropriate to exclude these items from your measure.

Answer:

We will expand our discussion of “Free cash flow from operations” on our next Form 20-F to disclose additional information in respect to the first four items in your Comment 3 above.

Regarding the line item “net change in non-cash balances related to operations,” please note that this item is not excluded from the calculation of “Free cash flow from operations.” The tables on pages 73 and 75 show the reconciliation of “Free cash flow from operations” with the subtotal “Cash flow related to operations before net change in non-cash balances related to operations.” This subtotal is presented on our consolidated statement of cash flows, as allowed under Canadian GAAP, in order to show separately changes in cash flows resulting from the net change in non-cash balances related to operations. Net changes in non-cash balances related to operations, additions to property, plant and equipment, and proceeds from disposals of assets are added to or subtracted from this subtotal. This presentation also makes it possible to analyze all the components that have an impact on free cash flow from operations.

Contractual Obligations, page 86

Comment 4:

Present the required interest payments in the table.

Answer:

We will present the required interest payments in the Contractual Obligations table on our next Form 20-F.

Operating lease arrangements, page 88

Comment 5:

Please confirm to us that the guaranteed residual value is included in your minimum lease payments table in Note 19(a) on page F-48. Also, confirm to us that these payments were considered in your conclusion that the lease is an operating lease.

Answer:

Guaranteed residual value is not included in our minimum lease payments table in Note 19 to the consolidated financial statements, although the maximum exposure related to these guaranteed values is disclosed in Note 20. We will include the guaranteed residual value in minimum lease payments in our next consolidated financial statements. Also, we confirm that these payments were considered in our conclusion that the lease is an operating lease.

Revenue Recognition and Revenue Arrangements with Multiple Deliverables, page 97

Comment 6:

Please tell us why it is appropriate to defer direct and indirect reconnection-related costs under US GAAP. We note that you expense as incurred the costs of reconnecting subscribers.

Answer:

Effective January 1, 2004, the Company adopted EIC-141 in its primary financial statements. Accordingly, under Canadian GAAP, reconnection fee revenues are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to reconnection fee revenues are also deferred, in an amount not exceeding the revenues, and are recognized as operating expenses over the same period as revenues are recognized.

Under US GAAP, a greater portion of reconnection fee revenues and costs are recognized in the statement of income. However, it should be noted that under both US and Canadian GAAP, the impact on net income of reconnection fee revenues and costs is the same. As a result, in 2004, revenues and operating expenses shown on the statement of income data (US GAAP) under Item 3, “Selected Financial Data,” were both adjusted by an equal amount to eliminate the impact of the deferral of reconnection fee revenues and incremental and direct costs, not allowed under US GAAP.

Note 1(e) Use of Estimates, page F-11

Comment 7:

Expand your critical accounting policies disclosures to include reserves for restructuring and financial instruments. See the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Answer:

We will expand our critical accounting policies disclosures to include reserves for restructuring and financial instruments on our next Form 20-F.

Note 1(r). Goodwill and Other Intangible Assets, page F-18

Comment 8:

Tell us how you evaluated the factors in SFAS 142 in determining that the broadcasting licenses have indefinite lives.

Answer:

The Company concluded that its broadcasting licenses have indefinite lives based on the following reasons:

•

The granting of broadcast licenses is regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the licenses must be renewed every seven years. The Company’s broadcasting subsidiary, TVA Group Inc., has always renewed its licenses since its incorporation 40 years ago and management intends to continue operating broadcasting channels in the future.

•

In the past, TVA Group Inc. has complied with CRTC rules and regulations, as well as with all license conditions. Currently, there is no legal, regulatory, contractual, competitive or other factor that would prevent our license renewals and, accordingly, we believe that our broadcasting licenses will be renewed in the future.

•

The cost of broadcasting license renewals is nominal and the value of these licences is highly significant. There is no cost to be paid to the CRTC to renew the licenses. The only costs for the Company are internal costs and presentation costs to the CRTC (legal department, travel, etc). Given the high value of the licenses and the low cost of renewals, it is economically compelling to renew the licenses and to comply with all rules and conditions attached to the licenses.

•

Despite the advent of digital television and the proliferation of speciality channels, TVA Group Inc. has remained the leading French-language broadcaster in Canada, well ahead of its competitors for the last two decades.

•

The Company is planning to make capital expenditures in the coming years in order to keep pace with changes in the marketplace and prepare for the technological changes required to meet the needs of the market, the industry and consumers.

•	Finally, given the important position of broadcasting media in the communications industry at this time, we believe that this medium will continue to be used for a long time in the future.

Note 3. Reserve for Restructuring of Operations, Impairments of Assets and Other Special Charges, page F-22

Comment 9:

In 2002, you had a $13.4 million write-down of temporary and portfolio investments. Tell us how this write-down was reflected in the US GAAP reconciliation.

Answer:

Under Canadian GAAP, our investment in trading securities to be resold in the near future was recorded at the lower of cost and market value. The reduction in fair value was considered other-than-temporary and accordingly was also recognized in net income under US GAAP.

Note 24. Significant Differences between GAAP in Canada and in the United States, page F-61

Comment 10:

Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that your cable network requires “access to the support structures of hydro-electric and telephone utilities and to municipal rights of way.” Do you have any agreements that include obligations at the end of the lease term to restore facilities or remove equipment? We also note that your access agreement with hydro-electricity utilities will expire in December 2005.

Answer:

In the process of implementing FAS 143 and Handbook Section 3110, an exhaustive review of all contracts, agreements, lease and relevant regulations was conducted for all of our segments. The objective was to identify any legal retirement obligation associated with the operations of our tangible long-lived assets. The corporate legal department as well as the financial managers in all our segments were involved in the process. We concluded that the adoption of these standards had no impact on the Company’s financial statements.

As part of this process, agreements with hydro-electric and telephone utilities for access to their support structures were reviewed, as well as applicable laws and regulations, including CRTC rules and the enabling legislation of the Commission Municipale du Quebec (CMQ). In the province of Quebec, access to the support structures of telephone utilities is regulated by the CRTC. The sharing and the utilization of other public utility installations, such as the installation of hydro-electric utilities, are subject to the oversight of the CMQ.

According to agreements with hydro-electric and telephone utilities, Quebecor Media Inc. can be required to remove its equipment from the lenders’ structures if the Company decides to cease its rental payments or if the agreements are not renewed. However, the identified asset retirement obligation has an indeterminate settlement date, as discussed in CICA Handbook, paragraph 3110.A18, and SFAS 143.A16.

We concluded that we do not have sufficient information available to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value. An asset retirement obligation will therefore be estimated when sufficient information is available.

Historically, the Company has always renewed its agreements with telephone and hydro-electric utilities and the Company expects that these agreements will continue to be renewed in the future. We intend to continue to access these utilities’ support structures as long as the Company operates a cable network.

Furthermore, should we be unable to agree on renewal terms with telephone or hydro-electric utilities, we can ask the CRTC or the CMQ to exercise their jurisdiction. A summary of the applicable legislative provisions is provided hereunder.

CRTC

Under the Telecommunications Act, as applied by the CRTC, telephone utilities that own support structures are prohibited from requesting removal of the equipment of telecommunications carriers or distribution undertakings accessing their support structures if these carriers or undertakings are subject to CRTC jurisdiction and have applied to the CRTC for right of access. The Telecommunications Act contains the following stipulations concerning public property and access to support structures:

“Entry on public property

43 (2) Subject to subsections (3) and (4) and section 44, a Canadian carrier or distribution undertaking may enter on and break up any highway or other public place for the purpose of constructing, maintaining or operating its transmission lines and may remain there for as long as is necessary for that purpose, but shall not unduly interfere with the public use and enjoyment of the highway or other public place.

“Consent of municipality

43 (3) No Canadian carrier or distribution undertaking shall construct a transmission line on, over, under or along a highway or other public place without the consent of the municipality or other public authority having jurisdiction over the highway or other public place.

“Application by carrier

43 (4) Where a Canadian carrier or distribution undertaking cannot, on terms acceptable to it, obtain the consent of the municipality or other public authority to construct a transmission line, the carrier or distribution undertaking may apply to the Commission for permission to construct it and the Commission may, having due regard to the use and enjoyment of the highway or other public place by others, grant the permission subject to any conditions that the Commission determines.

“Access by others

43 (5) Where a person who provides services to the public cannot, on terms acceptable to that person, gain access to the supporting structure of a transmission line constructed on a highway or other public place, that person may apply to the Commission for a right of access to the supporting structure for the purpose of providing such services and the Commission may grant the permission subject to any conditions that the Commission determines.”

CMQ

The CMQ derives its jurisdiction under section 2 of An Act respecting certain public utility installations, R.S.Q., chapter I-13, which stipulates that the CMQ may, on such conditions as it may determine, order the sharing of the utilization of a public utility installation. The above-mentioned Act includes the following stipulations:

“Public utility installation.

1.  In this act, the expression “public utility installation” means any pole, tower, overhead or underground conduit, any other supporting or sustaining structure, and any trench, together with accessories, susceptible of use for the supply or distribution of electrical, telephone, telegraph, cable delivery or signalling service or any other similar service.

“Sharing of utilization.

2.  For the purposes referred to in section 1, the Commission municipale du Québec may, on such conditions as it may determine, order the sharing of the utilization of a public utility installation.

“Conditions precedent to order to share.

3.  The Régie may make the order referred to in section 2 after convocation of the interested parties; it must ascertain that the utilization of the public utility installation by a user does not unduly affect the service of other users. In all cases where one of its decisions is likely to derogate from a municipal by-law, the Régie shall also convoke the municipality concerned.”